EXHIBIT 99.17
CONSENT OF EXPERT
I, Chris Broili, of BK Exploration Associates (“BK”), hereby consent to the inclusion and incorporation by reference in this Annual Report on Form 40-F of Silvercorp Metals Inc. for the year ended March 31, 2009 (the “Annual Report”) of references to and information derived from two technical reports entitled “N1 43-101 Technical Report and Pre-Feasibility Study — TLP — LM Silver-Lead Projects, Henan Province, People’s Republic of China” dated November 20, 2008 and “Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects” dated August 16, 2007 (collectively, the “Incorporated Information”). I also consent to the reference to BK’s name and to BK’s involvement in the preparation of the Incorporated Information in this Annual Report.
BK EXPLORATION ASSOCIATES

/s/ Chris Broili

Name:	Chris Broili
Title:	Vice President, Exploration
Date: June 12, 2009